UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of Merger Agreement

On June 3, 2021, Sphere 3D Corp. (the "Company" or "we") entered into an Agreement and Plan of Merger with Gryphon Digital Mining, Inc. ("Gryphon"), which was subsequently amended on December 29, 2021 (the "Merger Agreement").  On April 4, 2022, the companies agreed to terminate the Merger Agreement ("Merger Termination"). We and Gryphon issued a joint press release related to the Merger Termination dated April 4, 2022, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 6-K.

Resignation of Peter Tassiopoulos as Chief Executive Officer and Director

Effective April 4, 2022, Peter Tassiopoulos resigned as our chief executive officer and as a member of our board of directors to explore other opportunities.  In connection with his resignation, we and Mr. Tassiopoulos signed a separation and general release agreement dated April 4, 2022 pursuant to which Mr. Tassiopoulos will continue to receive healthcare benefits for a period of 12 months and will receive 2,000,000 restricted stock units which shall vest in full on July 4, 2022 ("Severance Benefits").  The payment of the Severance Benefits is in lieu of our obligation to pay Mr. Tassiopoulos the previously disclosed accrued benefits under his employment agreement dated August 15, 2019, as amended, including the Change of Control Payment and M&A Payment, as such terms are defined in Mr. Tassiopoulos' employment agreement.

In addition, we have entered into a consulting agreement with Mr. Tassiopoulos dated April 4, 2022 with a term of 12 months and a retainer of USD$1,000,000 (the "Consulting Agreement").  Pursuant to the Consulting Agreement, Mr. Tassiopoulos will continue to consult with the Company's management regarding the transition of the Company's business to cryptocurrency and blockchain and will also assist the new chief executive officer transition into her new role within the Company.

The foregoing summary of the terms of the Consulting Agreement are subject to, and qualified in its entirety by reference to the full text of the Consulting Agreement filed as Exhibit 99.2 to this Current Report on Form 6-K.

Appointment of Patricia Trompeter as Chief Executive Officer

Effective April 5, 2022, our board of directors appointed Patricia Trompeter, a director of our Company, as our chief executive officer following the resignation of Peter Tassiopoulos.  In connection with her appointment as chief executive officer, Ms. Trompeter resigned as a member of the audit committee and the nominating and governance committee of our board of directors.

Ms. Trompeter, age 54, joined our board of directors in April 2021. She brings to the Company 17 years of notable success guiding corporate turnarounds, M&A execution, finance, and acquisition integration. In her leadership role with the Company, she is expected to leverage her experience to reinvigorate and optimize the Company's corporate operational and financial structures. She has served in various executive leadership positions during her career, including Board Director, CFO, controller, COO, and M&A lead, for innovative and emerging technology companies. At GE Capital, Ms. Trompeter spent more than 15 years refining her turnaround skill, financial and operational expertise, and growing her career. Before leaving, she served as CFO at GE Capital IT Solutions North America. She is a member of the board of directors of 7MB Holdings LLC and serves as a mentor for minority female-owned businesses. Ms. Trompeter studied business administration at Marquette University, majoring in finance and economics and graduated in 1989.

Ms. Trompeter's work history includes serving as the Chief Executive Officer and Chairman of the Board of Parsec Capital Acquisition Corp. (PCXCU), a special purpose acquisition company, beginning in February 2021. She was the Chief Executive Officer of Fact, Inc (FCTI), a fine art and collectible authentication technology company, from March 2021 to March 2022, a Director since October 2020 and Chief Operating Officer and Chief Financial Officer from November 2020 to February 2021. Ms. Trompeter was also the Chief Executive Officer of Astro Aerospace Ltd. (ASDN), an electric vertical take-off and landing ("eVTOL") investment and technology company, from June 2021 to March 2022 and a Director from March 2021 to March 2022. She is the Founder of Ceres Capital Holdings an independent investment and advisory firm that she formed in October 2020. She also co-founded and was Chief Operating Officer of Webbs Hill Partners, LLP, an independent investment and advisory firm, from January 2018 to June 2021.

In connection with her appointment as chief executive officer, Ms. Trompeter will receive an annual salary of USD$350,000, and be eligible to receive a bonus of up to 100% of her base salary, which such bonus shall be payable in Bitcoin.  In addition, upon execution of the agreement, she will receive 155,000 restricted stock units of the Company, as well as an additional 500,000 restricted stock units and 750,000 cashless options, which vest over the next three years.  Ms. Trompeter would also receive certain payments upon a change of control of the Company during the term of the agreement.

The foregoing summary of the terms of the Employment Agreement are subject to, and qualified in its entirety by reference to the full text of the Employment Agreement filed as Exhibit 99.3 to this Current Report on Form 6-K.

Appointment of Chairman of the Board

Effective April 5, 2022, Duncan McEwan, a director of our Company, will assume the role of chairman of the board, replacing Vivekanand Mahadevan.  Mr. Mahadevan will remain a member of our board of directors.

We issued a press release related to the change in executive management and chairman of the board dated April 5, 2022, a copy of which is filed as Exhibit 99.4 to this Current Report on Form 6-K.

Climate Accord and Agreement to Purchase Carbon Credits

On April 6, 2022, we announced that we signed the Crypto Climate Accord (the "CCA"), a private sector-led initiative for the crypto community focused on decarbonizing the cryptocurrency and blockchain industry.  We also announced that we contracted to purchase 1 million carbon offset credits (the "Credits") to be delivered over the next 14 months. The purchase price for the Credits is 1.35 million unregistered common shares of the Company.

We issued a press release related to the CCA and purchase of carbon credits dated April 6, 2022, a copy of which is filed as Exhibit 99.5 to this Current Report on Form 6-K.

Review of Debt Financing Options

On April 7, 2022, we announced that we will explore debt financing options to raise incremental capital to fund the growth of the Company. We will evaluate our potential debt financing options to fund the Company's purchase of S19j Pro bitcoin miners, the expansion of its mining fleet, and our growth into new areas of cryptocurrency and blockchain. The review is part of an ongoing initiative by our board of directors to optimize the operations and financing of the Company to facilitate growth and drive value for shareholders.

We issued a press release related to our review of debt financing options dated April 7, 2022, a copy of which is filed as Exhibit 99.6 to this Current Report on Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 4, 2022
99.2	Consulting Agreement dated April 4, 2022 between Sphere 3D Corp. and Tass Consulting Inc.
99.3	Employment Agreement dated April 5, 2022 between Sphere 3D Corp. and Patricia Trompeter
99.4	News Release dated April 5, 2022
99.5	News Release dated April 6, 2022
99.6	News Release dated April 7, 2022
99.7	Material Change Report dated April 8, 2022 as filed on SEDAR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: April 8, 2022	/s/ Patricia Trompeter
Name: Patricia Trompeter
Title: Chief Executive Officer